Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS SECOND QUARTER 2008 RESULTS

Toronto (July 23, 2008) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $8.3 million, or $0.06 per share for the second quarter of 2008.  This result includes a non-cash foreign currency translation loss of $1.2 million, or $0.01 per share.  Additionally, the non-cash stock option expense totaled $2.6 million, or $0.02 per share in the second quarter.  In the second quarter of 2007, the Company reported net income of $37.8 million, or $0.28 per share.  The reduction in net income was almost entirely due to the 56% decrease in the realized price of zinc, combined with a 7% decrease in zinc sales due to lower production, compared to the second quarter of 2007.  The decline in zinc production during the quarter is due to the focus of mining on the lower mine at LaRonde where the ore is more gold/copper rich and has lower zinc grades.

Second quarter 2008 cash provided by operating activities increased to $92.8 million from $79.8 million in the second quarter of 2007, largely due changes in working capital.

Second quarter 2008 highlights include:

•                  Strong Operating Results – good metal output and cost control contributed to solid operating earnings and strong cash flow at LaRonde from 59,452 ounces of gold

•                  Low Costs - Low total cash costs per ounce(1) at LaRonde of $113.  Excellent cost control at LaRonde with C$68 minesite costs per tonne(2)

•                  Progress On Gold Production Growth – new Goldex mine is now operating and approaching commercial production.  Kittila gold mine project preparing to open in the fourth quarter 2008

•                  Expanding Gold Deposits – preliminary exploration results demonstrate the potential to continue to grow the gold deposits at Kittila, Pinos Altos and Meadowbank.  Scoping studies are underway on potential expansions at these sites and also on the recently opened Goldex mine

•                  Health and Safety Excellence – the LaRonde team won the Quebec mine rescue competition for an unprecedented 4th year in a row

Payable gold production(3) in the second quarter of 2008 was 59,452 ounces (67,757 ounces including 8,305 ounces poured at Goldex during its commissioning) at total cash costs per ounce of $113.  This compares with payable gold production of 56,392 ounces, at total cash costs per ounce of minus $699, in the second quarter of 2007.  The increase in

(1)  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

(2)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

(3)  Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

production was largely due to higher gold grades mined at LaRonde.  However, the total cash costs were significantly higher in the 2008 period as a result of much lower prices realized for zinc, combined with lower zinc grades mined at LaRonde.

For the full year, gold production from LaRonde, Goldex and Kittila is now forecast to total 300,000 ounces to 320,000 ounces.  While LaRonde is operating slightly ahead of plan, the production ramp-up at Goldex has been slower than expected due to the slower than expected commissioning of the production hoist.  Also, delays in exotic piping delivery and some mechanical and electrical installations in the Kittila mill are expected to push start-up to the fourth quarter rather than September, as previously projected.

“Strong operational results were achieved once again this quarter from our LaRonde operation where gold output is ahead of forecast and operating costs are on budget.  With the new Goldex mine expected to reach commercial production in the third quarter and our new Kittila mine expected to open in the fourth quarter, we anticipate seeing improving financial results over the next several quarters”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “However, the Company is not immune to the cost pressures being experienced throughout the mining industry.  The continued strength of the Canadian dollar and the Euro, combined with cost pressures for contract services, fuel, steel, cement and reagents are leading to higher estimates for capital and operating costs at our mines.  A normal course review is underway with revised estimates to be provided before year end”, added Mr. Boyd.

The Company is undertaking its annual life of mine planning exercise based on its most recently published mineral reserves (February 2008).  The results are expected to be released in the fourth quarter of 2008.  At current currency exchange rates and considering industry-wide cost escalation, capital expenditures over the 2008 to 2010 period could be approximately 40% over the estimates provided in Agnico-Eagle’s press release of December 10, 2007.  Of this potential increase, approximately 40% would be attributable to the difference in currently prevailing exchange rates, versus the three year trailing average rates that were used in the 2007 forecast.  The other 60% would be due to increases in fuel, steel, cement, chemical reagents, engineering and contractor costs, as experienced industry wide.

The Company is also studying several internal growth opportunities that could add further value to the asset base through increases to the gold production profile.  These include scoping studies on the large underground gold resource below Meadowbank’s Goose Island pit, the potential for expansion of the Pinos Altos reserves at depth and to the west of the Santo Nino pit, the 0.4 million ounce gold inferred resource at the Creston Mascota deposit (near Pinos Altos), and the deep underground mineralization at Kittila, which is currently being delineated.  Each of these deposits remains open for further expansion.  Additionally, the Company is already examining options to increase the production rate at its new Goldex mine.

“With several of our key gold deposits increasing in size, additional production growth is possible beginning in 2010.  The internal growth opportunities, combined with a conservative and measured approach to acquisitions will allow us to  steadily build per share value while maintaining a low political risk profile” said Mr. Boyd.

For the first six months of 2008, net income was $37.3 million, or $0.26 per share versus $62.7 million, or $0.49 per share, in the first six months of 2007.  The decrease was largely due to 35% lower zinc prices between the comparative periods.

For the first six months of 2008, cash provided by operating activities was $146.6 million, up from $135.9 million in the first half of 2007.  The increase was largely due to changes in working capital.

Conference Call Tomorrow

The Company will host its quarterly conference call on Thursday, July 24, 2008 at 11:00 a.m. (E.D.T.).  Management will review the Company’s financial results for the second quarter 2008 and provide an update of its exploration and development activities.

Via Webcast:

A live audio webcast of the call will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll Free 1-800-732-9307.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the toll-free access number 1-877-289-8525, passcode 21276635#.

The conference call will be replayed from Thursday, July 24, 2008 at 1:30 PM (E.D.T.) to Thursday, July 31, 2008 11:59 PM (E.D.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,281 tonnes of ore per day in the second quarter of 2008, compared with an average of 7,470 tonnes per day in the second quarter of 2007.  LaRonde has now been operating at an average of more than 7,300 tonnes per day for more than four and a half years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne were C$68 in the second quarter.  These costs are slightly lower than the C$71 per tonne experienced in the second quarter of 2007, largely due to the benefit of the accelerated lateral development which was completed over the past year.

For the first six months of 2008, the minesite costs per tonne were on plan at C$66, as compared to the first six months of 2007 when the minesite costs per tonne were $67.  The slightly lower cost is largely due to the benefit of the accelerated lateral development, as discussed above.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at $113 in the second quarter.  This compares with the results of the second quarter of 2007 when total cash costs per ounce were minus

$699.  The increase in total cash costs is due to much lower byproduct revenues resulting mainly from lower realized prices, and payable production, for zinc.  Zinc production was lower due to the ongoing transition to the lower mine where the gold/copper grades are higher and the zinc/silver grades tend to be lower.

For the first six months of 2008, LaRonde’s total cash costs per ounce were minus $123, as compared to the first half of 2007 when the total cash costs per ounce were minus $490.  The higher costs were largely due to lower byproduct revenues, as discussed above.

Additionally, commercial lead concentrate from the new mill circuit was produced for the first time in May.

Cash Position Remains Strong, Despite Large Investments in Gold Growth; Advanced Negotiations on Larger Bank Facility

Cash and cash equivalents decreased to approximately $150.0 million at June 30, 2008 from the March 31, 2008 balance of $294.4 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balances were reinvested in its gold growth projects.  During the quarter, Agnico-Eagle added $92.8 million of cash provided by operating activities.  Capital expenditures in the quarter totaled $266.6 million, including $67.2 million on the construction of Meadowbank, $18.7 million on Goldex, $66.7 million at Kittila, $10.6 million on the LaRonde Extension, $72.6 million at Pinos Altos and $20.5 million at Lapa.

In addition, during the second quarter, a $50 million strategic investment was made in Gold Eagle Mines Ltd.   Also, in the second quarter, the Company drew $75 million under its credit facility to help fund its growth investments.

To help maintain a conservative financial profile and superior liquidity, the Company is in advanced negotiations regarding the possibility of increasing the size of its bank credit facilities.  The current facility is $300 million with only $75 million drawn at June 30, 2008.

New Goldex Mine Now Operating; Four More New Gold Mines Under Construction

At the 100% owned Goldex mine in northwestern Quebec, proven and probable reserves are 1.6 million ounces of gold (23.1 million tonnes grading 2.2 grams per tonne).  Current reserves are estimated to be sufficient for a nine year mine life with expected annual production averaging 175,000 ounces.  With a large additional resource, the mine remains open for expansion.  Please see the table titled “Detailed Mineral Reserve and Resource Data – December 31, 2007” later in this press release for further detail.

The initial ore was fed into the Goldex mill in the third week of April and commercial production (70% capacity for 30 consecutive days) is expected to be declared in the third quarter.  Approximately 8,300 ounces of gold were poured during the second quarter.  The full production rate of 6,900 tonnes per day is expected by the fourth quarter 2008.

A total of 38,659 metres of production drilling, representing 0.9 million tonnes of ore, were completed during the second quarter.  According to plan, a total of 1.4 million tonnes have been drilled so far in 2008.  Approximately 130,000 tonnes of ore are broken underground.

Largely due to the slower than expected commissioning of the production hoist, the underground operation at Goldex has been slower to ramp-up than previously expected.  As a result, 2008 production at Goldex is now expected to total 60,000 ounces to 70,000 ounces rather than the previously expected 90,000 ounces.

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  The project is expected to produce an average of 150,000 ounces of gold per year over its estimated mine life of 13 years.  Initial start-up is expected in the fourth quarter.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).

During the second quarter, an amended environmental permit was received.  Kittila now has all the necessary permits to construct and operate the mine.

Pit blasts in ore began in May.  At June 30, 2008, the ore stockpiles totaled 62,000 tonnes with average grade of 4.7 grams of gold per tonne.

The construction of the processing plant is ongoing.  During the quarter the focus was on electrical, piping and the lining of the autoclave.  The oxygen plant for the autoclave is complete, while  SAG mill installation is nearing completion.

A delay in start-up of Kittila is now anticipated.  This is due to slower than expected progress in the mill as a result of later than anticipated equipment deliveries and installation.  Gold production in 2008 is now expected to be 20,000 ounces to 30,000 ounces rather than the previous estimate of 50,000 ounces.

Considering the growth in reserves and resources to date, the Company has begun to contemplate future increases to the production rate and also methods to access the deeper mineralization at Kittila.  An exploration update, with the main focus on Kittila, is expected this quarter.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.9 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year over an anticipated mine life of seven years.

Lateral and vertical raise development is well underway with a lateral advance of more than 1,800 metres, and raise development of 1,385 metres completed during the second quarter.  Construction of the surface service facilities is proceeding well.  Initial production from Lapa is expected to begin in mid-2009.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the new infrastructure to access the deep ore (the LaRonde Extension).  Proven and probable reserves of 5.0 million ounces (34.9 million tonnes grading 4.4 grams per tonne) are expected to support a mine life through 2021.  Annual gold production is anticipated to average 340,000 ounces over the remaining 14 year mine life, with the LaRonde Extension beginning production in 2011.

During the second quarter, sinking of the internal shaft for the Extension began.  As planned, approximately 80 metres of advance was achieved.  Also, the fresh air intake at Level 218 and the exhaust raise excavation were started during the period.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 2.5 million ounces (24.7 million tonnes grading 3.2 grams per tonne).  Additionally, the property contains a large silver reserve of over 73.1 million ounces (from the same 24.7 million tonnes grading 92.2 grams per tonne).  The project was approved for construction in August 2007.  Average annual production is expected to be approximately 190,000 ounces of gold over an estimated 12 year mine life with start-up expected in the third quarter of 2009.

A new land and royalty agreement was finalized with the Pinos Altos landowner in May 2008.

Project construction is underway.  Open pit stripping has commenced and had achieved the planned rate of 25,000 tonnes per day by the end of the second quarter.  Construction of the processing plant is expected to begin in September.

The construction of a 2,800 metre underground exploration ramp commenced in March 2007 and has advanced approximately 1,400 metres.  Additionally, the development of the production decline has advanced approximately 650 metres.

Three surface exploration drills and two underground exploration drills are currently operating at Pinos Altos.  Preliminary results of this program are planned to be released in the third quarter.  Based on the results obtained to date, there is good potential for expanding reserves at depth and along strike to the west of the Santo Nino pit.

Exploration drilling also continues on the Creston/Mascota area.  This region, approximately 10 kilometres northwest of the main Santo Nino deposit at Pinos Altos, currently has an inferred gold resource of 7.7 million tonnes grading 1.4 grams per tonne gold and 16.2 grams per tonne silver.   The resource could possibly be processed via heap leach although a milling option is also being contemplated.  Baseline engineering, community and environmental work has commenced. An initial scoping study, on what could be a stand-alone mining operation, is expected to be completed by the end of 2008.

Agnico-Eagle’s 100% owned Meadowbank project in Nunavut has probable gold reserves of 3.5 million ounces (29.3 million tonnes grading 3.7 grams per tonne).  With a large additional gold resource, the project remains open for expansion.  Initial gold production is anticipated in the first quarter 2010.  Annual gold production is currently estimated to average 360,000 ounces over the estimated nine year life of the mine.

The final amended water License B was approved and received during the second quarter 2008.  Subsequently, the final water License A was approved and received.  Meadowbank now has all the necessary permits to operate the mine.

The all-weather road from the deep-water port at Baker Lake to the Meadowbank project site was also completed in the second quarter of 2008.

Construction of the permanent camp facilities is underway and approximately 290 beds are now available.

Pre-stripping of the Portage pit is underway, with the waste used in road construction and stockpiled for dyke construction.  Construction of the processing plant, power plant and service buildings are underway.

Agnico-Eagle is currently in the early stages of examining the underground mining potential at the southern end of the Meadowbank deposit, specifically below the Goose Island and Goose South deposits.  Currently three drills are operating.  The gold-bearing mineralization has been encountered to a depth of 500 metres and an exploration update on this project is expected later this year.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six Months ended June 30
	2008	2007	2008	2007
Income and cash flows
LaRonde Division
Revenues from mining operations	$85,398	$117,935	$204,532	$218,665
Production costs	46,041	42,810	89,692	78,988
Gross profit (exclusive of amortization shown below)	$39,357	$75,125	$114,840	$139,677
Amortization	7,516	7,094	14,546	14,022
Gross profit	$31,841	$68,031	$100,294	$125,655
Net income for the period	$8,347	$37,809	$37,255	$62,731
Net income per share (basic)	$0.06	$0.28	$0.26	$0.49
Net income per share (diluted)	$0.06	$0.27	$0.26	$0.48
Cash provided by operating activities	$92,792	$79,832	$146,616	$135,898
Cash used in investing activities	$(316,066)	$(25,242)	$(476,837)	$(104,536)
Cash provided by (used in) financing activities	$78,493	$1,853	$84,977	$(8,810)
Weighted average number of common shares outstanding — basic (in thousands)	143,720	133,788	143,546	127,473
Tonnes of ore milled	662,593	679,765	1,338,775	1,351,249
Head grades:
Gold (grams per tonne)	3.09	2.82	2.84	2.91
Silver (grams per tonne)	60.03	68.60	62.35	76.40
Zinc	2.82%	3.44%	3.33%	3.57%
Copper	0.40%	0.32%	0.34%	0.35%
Recovery rates:
Gold	90.45%	91.54%	90.26%	91.09%
Silver	85.92%	87.40%	85.95%	87.41%
Zinc	87.20%	87.60%	88.13%	86.40%
Copper	88.44%	86.40%	87.07%	85.50%
Payable production:
Gold (ounces)	59,452	56,392	110,344	114,980
Silver (ounces in thousands)	956	1,135	1,982	2,532
Zinc (tonnes)	13,863	17,462	33,331	35,406
Copper (tonnes)	2,165	1,689	3,618	3,680
Payable metal sold:
Gold (ounces)	56,650	57,366	108,245	114,124
Silver (ounces in thousands)	955	1,153	1,973	2,777
Zinc (tonnes)	15,260	16,460	33,970	34,227
Copper (tonnes)	2,108	1,988	3,530	3,966
Realized prices (US$):
Gold (per ounce)	$804	$683	$940	$676
Silver (per ounce)	$16.56	$13.28	$18.29	$13.60
Zinc (per tonne)	$1,728	$3,950	$2,169	$3,352
Copper (per tonne)	$8,534	$7,008	$9,349	$6,549
Total cash costs (per ounce) (US$):
Production costs	$774	$759	$813	$687
Less: Net byproduct revenues	(671)	(1,396)	(931)	(1,230)
Inventory adjustments	15	(57)	1	58
Accretion expense and other	(5)	(5)	(6)	(5)
Total cash costs (per ounce) (1)	$113	$(699)	$(123)	$(490)
Minesite costs per tonne milled (C$)(1)	$68	$71	$66	$67

(1) Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures.  For a reconciliation of these measures to the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$149,953	$396,019
Trade receivables	81,264	79,419
Inventories:
Ore stockpiles	7,362	5,647
Concentrates	1,733	1,913
Supplies	17,224	15,637
Other current assets	133,631	107,459
Total current assets	391,167	606,094

Other assets	15,996	16,436
Future income and mining tax assets	26,392	5,905
Property, plant and mine development	2,543,312	2,107,063
	$2,976,867	$2,735,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$171,980	$108,227
Dividends payable	438	26,280
Total current liabilities	172,418	134,507
Bank debt	75,000	—
Reclamation provision and other liabilities	70,477	57,941
Future income and mining tax liabilities	521,638	484,116

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 143,752,762 (December 31, 2007 — 142,403,379)	1,976,075	1,931,667
Stock options	33,986	23,573
Contributed surplus	15,166	15,166
Retained earnings	149,495	112,240
Accumulated other comprehensive loss	(37,388)	(23,712)

Total shareholders’ equity	2,137,334	2,058,934
	$2,976,867	$2,735,498

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended
	June 30,		Six months ended June 30,
	2008	2007	2008	2007

REVENUES
Revenues from mining operations	$85,398	$117,935	$204,532	$218,665
Interest and sundry income	2,644	6,071	6,759	11,345
Gain on sale of available-for-sale securities	—	1,337	406	3,202
	88,042	125,343	211,697	233,212
COSTS AND EXPENSES
Production	46,041	42,810	89,692	78,988
Loss (gain) on derivative financial instruments	—	(299)	—	5,829
Exploration and corporate development	8,940	9,037	17,838	14,866
Amortization	7,516	7,094	14,546	14,022
General and administrative	9,759	7,623	29,627	16,676
Provincial capital tax	1,006	1,438	1,875	2,500
Interest	264	970	1,318	1,721
Foreign currency loss (gain)	1,163	8,045	(7,726)	6,778
Income before income, mining and federal capital taxes	13,353	48,625	64,527	91,832
Income and mining tax expense	5,006	10,816	27,272	29,101

Net income for the period	$8,347	$37,809	$37,255	$62,731

Net income per share — basic	$0.06	$0.28	$0.26	$0.49
Net income per share — diluted	$0.06	$0.27	$0.26	$0.48

Weighted average number of shares outstanding (in thousands)
Basic	143,720	133,788	143,546	127,473
Diluted	144,851	138,056	144,682	131,741

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating activities
Net income for the period	$8,347	$37,809	$37,255	$62,731
Add (deduct) items not affecting cash:
Amortization	7,516	7,094	14,546	14,022
Future income and mining taxes	11,175	5,931	26,874	22,261
Unrealized loss on derivative contracts	—	(705)	—	5,018
Gain on sale of available-for-sale securities	—	(1,337)	(406)	(3,202)
Amortization of deferred costs and other	4,980	19,073	8,589	23,522
Changes in non-cash working capital balances
Trade receivables	12,261	(1,331)	(1,845)	8,476
Income taxes payable	(4,648)	(301)	—	2,890
Other taxes recoverable	(14,144)	(6,376)	(15,461)	(3,207)
Inventories	(3,510)	(3,417)	(3,363)	(6,008)
Other current assets	35,904	(1,773)	28,227	(8,826)
Accounts payable and accrued liabilities	34,911	25,165	52,200	18,221

Cash provided by operating activities	92,792	79,832	146,616	135,898

Investing activities
Additions to property, plant and mine development	(266,593)	(106,416)	(424,623)	(169,390)
Acquisition, investments and other	(49,473)	(14,869)	(52,214)	(31,189)
Cash acquired upon acquisition of Cumberland Resources Ltd	—	96,043	—	96,043
Cash used in investing activities	(316,066)	(25,242)	(476,837)	(104,536)

Financing activities
Dividends paid	—	—	(23,779)	(13,406)
Bank debt	75,000	—	75,000	—
Proceeds from common shares issued	3,493	1,853	33,756	4,596

Cash provided by (used in) financing activities	78,493	1,853	84,977	(8,810)

Effect of exchange rate changes on cash and cash equivalents	315	11,276	(822)	14,165

Net increase in cash and cash equivalents during the period	(144,466)	67,719	(246,066)	36,717
Cash and cash equivalents, beginning of period	294,419	427,615	396,019	458,617

Cash and cash equivalents, end of period	$149,953	$495,334	$149,953	$495,334

Other operating cash flow information:
Interest paid during the period	$18	$540	$702	$1,129
Income, mining and capital taxes paid during the period	—	$3,112	—	$3,137

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

	Three months ended June 30,	Three months ended June 30,	Six months ended	Six months ended
(thousands of dollars, except where noted)	2008	2007	June 30, 2008	June 30, 2007

Production costs per Consolidated Statements of Income	$46,041	$42,810	$89,692	$78,988
Adjustments:
Byproduct revenues	(39,862)	(78,745)	(102,804)	(141,489)
Inventory adjustment(i)	864	(3,210)	135	6,683
Non-cash reclamation provision	(306)	(280)	(613)	(544)

Cash operating costs	$6,737	$(39,425)	$(13,590)	$(56,362)

Gold production (ounces)	59,452	56,392	110,344	114,980

Total cash costs (per ounce)(ii)	$113	$(699)	$(123)	$(490)

	Three months ended June 30,	Three months ended	Six months ended	Six months ended
(thousands of dollars, except where noted)	2008	June 30, 2007	June 30, 2008	June 30, 2007

Production costs per Consolidated Statements of Income	$46,041	$42,810	$89,692	$78,988
Adjustments:
Inventory adjustments(iii)	(1,902)	1,401	(902)	4,895
Non-cash reclamation provision	(306)	(280)	(613)	(544)

Minesite operating costs (US$)	43,833	$43,931	88,177	$83,339

Minesite operating costs (C$)	44,787	$48,037	88,782	$90,719

Tonnes of ore milled (000’s tonnes)	663	680	1,339	1,351

Minesite costs per tonne (C$)(iv)	$68	$71	$66	$67

Notes:

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)           Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)          Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

(v)           Payable gold production means the quantity of gold produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

Detailed Mineral Reserve and Resource Data – December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Indicated Mineral Resource
Bousquet	5.63				1,704
Ellison	5.68				415
Goldex	2.75				304
Kittila	3.03				5,416
Lapa	4.48				865
LaRonde	2.14	25.33	0.14	1.70	5,643
Meadowbank	2.30				14,582
Pinos Altos	1.36	49.88			6,182
Total Indicated Resource	2.48				35,111

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Inferred Mineral Resource
Bousquet	7.45				1,667
Ellison	5.81				786
Goldex	2.35				11,889
Kittila	3.39				10,832
Lapa	8.96				759
LaRonde	6.26	22.65	0.47	1.07	4,723
Meadowbank	3.49				3,434
Pinos Altos	1.44	24.08			12,237
Total Inferred Resource	3.19				46,326

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at July 23, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, mine start-up dates, life of mine horizons, forecast total cash costs and minesite costs, actual production estimates and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this press release or the Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver,

$1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and Mexican Peso/US$ exchange rates of 1.14,  1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are not a subset of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Superintendent of Geology for the Goldex mine, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Additional information regarding the Goldex mineral resource and mineral reserve estimate required by Canadian securities laws is set out in the Company’s Technical Report for the Goldex Project that was filed on SEDAR on October 27, 2005 and in the Company’s press release dated February 15, 2008.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila mine project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. Additional information regarding the Kittila mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Kittila Project that was filed on SEDAR on March 14, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project. Additional information regarding the Lapa mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Lapa Project that was filed on SEDAR on June 8, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. Additional information regarding the LaRonde mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the LaRonde Project that was filed on SEDAR on March 23, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Additional information regarding the Meadowbank mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Meadowbank Project that was filed by Cumberland Resources Ltd. on SEDAR on March 31, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Additional information regarding the Pinos Altos mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Pinos Altos Project that was filed on SEDAR on September 24, 2007 and in the Company’s press release dated February 15, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault, the Company’s Vice President, Project Development, a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.